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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Under Armour, Inc.
(Name of Issuer)
Class A Common Stock, $.0003 1/3 par value
(Title of Class of Securities)
904311107
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	904311107	Page	of

1	NAMES OF REPORTING PERSONS: Plank Investments Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	521990078

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	904311107	Page	of

1	NAMES OF REPORTING PERSONS: Jayne Plank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		750,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		750,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	750,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.18%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

ITEM 1.
(a)	Name of Issuer:

Under Armour, Inc

(b)	Address of Issuer’s Principal Executive Offices:

1020 Hull Street 3rd Floor Baltimore MD 21230
ITEM 2.
(a)	Name of Person Filing:

Plank Investments Limited Partnership

Jayne Plank

(b)	Address of Principal Business Office, or if None, Residence:

The principal business address for each reporting person is:

P.O. Box 327 Kensington MD 20895

(c)	Citizenship:

Plank Investments Limited Partnership is a limited partnership organized under the laws of the state of Maryland

Jayne Plank is a citizen of the United States

(d)	Title of Class of Securities:

Class A Common stock, par value $.0003 1/3

(e)	CUSIP Number:

904311107

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d- 2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §§240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §§240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §§240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

(a) Amount Beneficially Owned:
Plank Investments Limited Partnership	0

Jayne Plank	750,000

(b) Percent of Class:
Plank Investments Limited Partnership	0%

Jayne Plank	2.18%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Plank Investments Limited Partnership	0

Jayne Plank	750,000

(ii) shared power to vote or to direct the vote:

Plank Investments Limited Partnership	0

Jayne Plank	0

(iii) sole power to dispose or to direct the disposition of:

Plank Investments Limited Partnership	0

Jayne Plank	750,000

(iv) shared power to dispose or to direct the disposition of:

Plank Investments Limited Partnership	0

Jayne Plank	0

ITEM 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                    ☑

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.
     Not applicable.

ITEM 9.	Notice of Dissolution of Group.
     Not applicable.

ITEM 10.	Certification.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 16, 2007

Date

Plank Investments Limited Partnership

By:	/s/ Jayne Plank, General Partner

Jayne Plank, General Partner

By:	/s/ Jayne Plank, Individually

Jayne Plank Individually